EXHIBIT 12.1

ATLAS PIPELINE PARTNERS, L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(amounts in thousands, except ratios)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income (loss) before income tax expense (1)(2)(3)(4)(5)	$227,268	$(93,897)	$68,235	$295,478	$(40,717)
Fixed charges	110,914	100,916	52,260	38,566	90,152
Adjustment to net distributed income from equity investees	19,271	12,136	877	(577)	6,146
Interest capitalized	(12,688)	(7,542)	(8,669)	(5,146)	(757)
Amortization of previously capitalized interest	1,368	1,029	583	333	255
Non-controlling interest	(13,164)	(6,975)	(6,010)	(6,200)	(4,738)

Total	$332,969	$5,667	$107,276	$322,454	$50,341

Fixed Charges:
Interest cost and debt expense	$93,147	$89,637	$41,760	$31,603	$87,273
Interest capitalized	12,688	7,542	8,669	5,146	757
Interest allocable to rental expense(6)	5,079	3,737	1,831	1,817	2,122

Total fixed charges	110,914	100,916	52,260	38,566	90,152
Preferred dividends	8,233	—	—	389	780

Total fixed charges and preferred dividends	$119,147	$100,916	$52,260	$38,955	$90,932

Ratio of earnings to fixed charges	3.00	— (7)	2.1	8.4	— (8)

Ratio of earnings to fixed charges and preferred dividends	2.79	N/A	N/A	8.3	— (9)

(1)	Includes a non-cash gain recognized on derivatives of $141.0 million and a $47.8 million gain on the sale of WTLPG for the year ended December 31, 2014.
(2)	Includes a loss on asset sales of $1.5 million, a non-cash loss recognized on derivatives of $28.4 million, a goodwill impairment loss of $43.9 million and a $26.6 million loss early extinguishment of debt for the year ended December 31, 2013.
(3)	Includes a non-cash gain recognized on derivatives of $23.3 million for the year ended December 31, 2012.
(4)	Includes a gain on asset sales of $256.3 million and a non-cash loss recognized on derivatives of $4.5 million for the year ended December 31, 2011.
(5)	Includes a non-cash gain recognized on derivatives of $10.2 million and a non-recurring cash derivative unwind expense of $17.9 million for the year ended December 31, 2010.
(6)	Represents one-third of the total operating lease rental expense, which is that portion, deemed to be interest.
(7)	The Partnership earnings were insufficient to cover its fixed charges by $95.2 million for this period.
(8)	The Partnership earnings were insufficient to cover its fixed charges by $39.8 million for this period.
(9)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $40.6 million for this period.